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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66060

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2005 (MM/DD/YY) AND ENDING MARCH 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BIREMIS CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 FRANKLIN STREET, 26TH FLOOR
(No. and Street)

BOSTON (City) MA (state) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER BECK, PRESIDENT (617) 946-0743
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROWN & BROWN, LLP

90 CANAL STREET (Address) BOSTON, (City) MA (state) 02114 (Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 40-17a-5(e)(2)*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I ___PETER BECK___ swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___BIREMIS, CORPORATION___ as of ___MARCH 31, 2006___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (6)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BIREMIS CORPORATION

FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2006
AND THE PERIOD MAY 18, 2004
(COMMENCEMENT OF OPERATIONS)
THROUGH MARCH 31, 2005

BIREMIS CORPORATION

For the Year Ended March 31, 2006 and
the Period May 18, 2004 (Commencement of Operations)
through March 31, 2005

Table of Contents

BROWN&BROWN

Brown & Brown, LLP | Boston | Westborough
Certified Public Accountants | Business and Financial Advisors

To the Board of Directors and Shareholders
Biremis Corporation
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Biremis Corporation (the "Company") as of March 31, 2006 and 2005 and the related statements of income, changes in shareholders' equity, and cash flows for the year ended March 31, 2006 and the period May 18, 2004 (commencement of operations) through March 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Biremis Corporation as of March 31, 2006 and 2005 and the results of its operations and its cash flows for the periods indicated, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown & Brown, LLP

Boston, Massachusetts
May 18, 2006

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com
1500 West Park Drive, Suite 200 Westborough, MA 01581 | Tel. 508 475-0400 | Fax 508 475-0405

BIREMIS CORPORATION
Statements of Financial Condition
March 31, 2006 and 2005

	2006	2005
Assets		
Cash	$ 2,905,755	$ 359,132
Deposit with clearing organization	101,397	100,321
Receivables - clearing organizations	3,150,926	295,172
Prepaid expenses	2,031	-
Total assets	$ 6,160,109	$ 754,625
Liabilities and Shareholders' Equity		
Accrued liabilities	$ 770,238	$ 66,456
Accounts payable	1,115,144	95,423
Accrued commissions - related party	2,948,000	226,950
Subordinated borrowings	305,000	305,000
Total liabilities	5,138,382	693,829
Commitments and contingencies (Note 5)		
Shareholders' equity:		
Common stock, no par value, 200 shares and 200 shares authorized, issued, and outstanding at March 31, 2006 and 2005, respectively	1,000	1,000
Retained earnings	1,020,727	59,796
Total shareholders' equity	1,021,727	60,796
Total liabilities and shareholders' equity	$ 6,160,109	$ 754,625

The accompanying notes are an integral part of these financial statements.

BIREMIS CORPORATION
Statements of Income
For the Year Ended March 31, 2006 and
the Period May 18, 2004 (Commencement of Operations) through March 31, 2005

	2006	2005
Revenue:		
Commissions and fees	$ 24,179,422	$ 7,560,143
Cost of revenue:		
Clearing and execution fees	(13,373,646)	(2,101,095)
Management fee - related party	(9,023,000)	(5,305,559)
Gross profit	1,782,776	153,489
Operating expenses:		
Professional fees	198,074	37,432
Communications	30,305	52,982
Other expenses	3,225	1,888
Insurance	1,415	3,391
Interest expense	288	650
Total operating expenses	233,307	96,343
Operating income	1,549,469	57,146
Interest income	34,925	2,650
Income before income taxes	1,584,394	59,796
Income taxes	623,463	-
Net income	$ 960,931	$ 59,796

The accompanying notes are an integral part of these financial statements.

BIREMIS CORPORATION
Statements of Changes in Shareholders' Equity
For the Year Ended March 31, 2006 and
the Period May 18, 2004 (Commencement of Operations) through March 31, 2005

	Common stock No par	Retained Earnings	Total Shareholders' Equity
Balance, May 18, 2004 (Commencement of Operations)	$ -	$ -	$ -
Issuance of common stock	1,000	-	1,000
Net income	-	59,796	59,796
Balance, March 31, 2005	1,000	59,796	60,796
Net income	-	960,931	960,931
Balance, March 31, 2006	$ 1,000	$ 1,020,727	$ 1,021,727

The accompanying notes are an integral part of these financial statements.

BIREMIS CORPORATION
Statements of Cash Flows
For the Year Ended March 31, 2006 and
the Period May 18, 2004 (Commencement of Operations) through March 31, 2005

	2006	2005
Cash flows from operating activities:		
Net income	$ 960,931	$ 59,796
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Accounts receivable	(2,855,754)	(295,172)
Deposits with clearing organizations	(1,076)	(100,321)
Prepaid expenses	(2,031)	-
Accrued liabilities	703,782	66,456
Accrued commissions - related party	2,721,050	226,950
Accounts payable	1,019,721	95,423
Net cash provided by operating activities	2,546,623	53,132
Cash flows from financing activities:		
Proceeds from the issuance of subordinated debt	-	305,000
Proceeds from issuance of common stock	-	1,000
Net cash provided by financing activities	-	306,000
Net increase in cash	2,546,623	359,132
Cash, beginning of year	359,132	-
Cash, end of year	$ 2,905,755	$ 359,132

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Biremis Corporation (the "Company"), a Massachusetts corporation, is a registered self-clearing broker-dealer under the provisions of the Securities Exchange Act of 1934. The Company was formed on May 18, 2004. The Company executes securities transactions for one client, Swift Trade, Inc., which was owned by the Company's majority shareholder through December 2005 and is based in Canada. Effective December 2005, the Company's majority shareholder contributed his interest in the Company and Swift Trade, Inc. to BRMS Holdings Inc. in exchange for the majority of share in BRMS Holdings Inc. As of March 31, 2006, the Company has not executed any self-cleared trades.

During the period May 18, 2004 (commencement of operations) through March 31, 2005, the Company recognized electronic communications network commissions rebates ("ECN rebates") as revenue and included payments of ECN rebates to its customer in management fees. Effective April 1, 2005, the Company changed its business practice to treat ECN rebates as pass through amounts, unless waived for its customer. As a result, no revenue or related management fees are recognized for pass through ECN rebates during the year ended March 31, 2006. During August 2005, the Company's customer waived its rights to that month's ECN rebates, which are included in revenue.

Merger

The Company merged on June 23, 2004 with Biremis, LLC (the "LLC") per the terms of the Agreement of Merger (the "Agreement"). In accordance with the Agreement, the shareholders of the LLC exchanged all of their ownership rights for ownership of the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Income Taxes

Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 109, *"Accounting for Income Taxes"*, the Company accounts for income taxes using the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities due to a change in tax rates is recognized in operations in the period that included the enactment date.

Revenue Recognition

Revenues are generated as a result of the purchase and sales of investment securities and related products. All commission revenues and related commission expenses are recorded on a trade date basis. The earnings process is substantially complete at trade date in accordance with the rules of the National Association of Securities Dealers ("NASD") and the Securities and Exchange Commission.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Values of Financial Instruments
The Company's financial assets and liabilities are reported in the statement of financial condition at market or fair value or at carrying amounts that approximate fair value. Financial instruments consist principally of cash, receivables, and payables.

Receivable From and Payable to Brokers and Clearing Organizations
The balances shown as receivable from and payable to brokers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible; therefore, no allowance for doubtful accounts has been recorded.

Cash and Cash Equivalents
The Company defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business, as well as all short-term investments with an original maturity at the date of purchase of 90 days or less.

Concentration of Credit Risk
Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and receivables. The Company places its cash primarily with one institution which management believes is of high credit quality.

Reclassifications
Certain amounts in the 2005 financial statements have been reclassified to conform to the 2006 financial statement presentation. These reclassifications had no effect on previously reported results of operations or retained earnings.

Variable Interest Entities
Effective January 2005, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 46R, *"Consolidation of Variable Interest Entities"* ("FIN No. 46R"). This interpretation addresses consolidation by business enterprises of variable interest entities in which the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or in which the equity investors do not have the characteristics of a controlling financial interest. The interpretation requires a company to consolidate a variable interest entity ("VIE") if the company has variable interests that give it a majority of the expected losses from the VIE's activities or entitle it to receive a majority of the expected residual returns of the entity. FIN No. 46R also requires disclosure about VIEs that the company is not required to consolidate, including the nature, purpose, size, and activities of the variable interest entity and the enterprise's maximum exposure to loss as a result of its involvement with the variable interest entity. Management has determined that no variable interest entities exist which would require disclosure or consolidation in the financial statements as of March 31, 2006.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company, as a registered self-clearing broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"). Rule 15c3-1 requires the Company to maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $250,000, whichever is greater. As of March 31, 2006, the Company had net capital, as defined, of $1,326,727, which exceeded the required net capital by $1,004,502.

NOTE 2 – NET CAPITAL REQUIREMENTS (Continued)

At March 31, 2006, there were no differences between the audited net capital computation and the computation prepared by Biremis Corporation.

NOTE 3 - RELATED PARTY TRANSACTIONS AND CONCENTRATIONS

The Company executes trades of securities for a sole client, Swift Trade, Inc (the "Client"). The Client is wholly-owned by the Company's majority shareholder. The Company earns commissions from executing trades on behalf of the Client.

The Company and the Client also have an informal expense sharing agreement. The agreement calls for the Client to cover substantially all of the Company's operating expenses, with the exception of the expenses listed on the Statement of Income. The Client's personnel perform all administrative tasks for the Company. The Company pays the Client a management fee for these services and for the expense sharing arrangement. The management fee also includes commissions for executed trades. Although there is no formal agreement, the Company transfers money throughout the year towards its management fee to the extent that the Company is in compliance with minimum net capital requirements of Rule 15c3-1.

NOTE 4 – SUBORDINATED BORROWINGS - RELATED PARTY

The lender, who is a minority shareholder of the Company and is also wholly owned by the Company's majority shareholder, has under all agreements subordinated their right of collection of principal and claims to all other present and future senior creditors of the Company, prior to the expiration of the respective notes. The subordinated borrowings are covered by agreements approved by the NASD and are thus available for computing net capital under the SEC's uniform net capital rule. The borrowings mature in 2008; however, to the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. All subordinated borrowings are non-interest bearing. During the year ended March 31, 2006 and the period from May 18, 2004 (commencement of operations) through March 31, 2005, the Company entered into subordinated loan agreements for $0 and $305,000, respectively.

As of March 31, 2006 and 2005, the Company has subordinated borrowings maturing as follows:

2008	$ 305,000
Total	$ 305,000

NOTE 5 - COMMITMENTS

The Company has an agreement for virtual office space in Boston, Massachusetts at the rate of $250 per month that expires on June 1, 2006.

To the Board of Directors and Shareholders
Biremis Corporation
Boston, Massachusetts

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Biremis Corporation for the year ended March 31, 2006, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and the reserve required by Rule 15c3-3(e); and

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at March 31, 2006 to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at March 31, 2006 and further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended March 31, 2006. All customer transactions cleared through another broker-dealer on a fully disclosed basis.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Brown & Brown, LLP

Boston, Massachusetts
May 18, 2006

BIREMIS CORPORATION
Computation of Net Capital Pursuant to Rule 15c3-1
Year Ended March 31, 2006

Schedule I

Total shareholders' equity		$ 1,021,727
Subordinated loans for equity capital		305,000
Total capital and allowable subordinated liabilities		1,326,727
Less: non-allowable assets from the Statement of Financial Condition		-
Net capital		1,326,727
Minimum net capital requirement:		
1/15 x aggregate indebtedness	$ 322,225	
or minimum dollar net capital requirement	250,000	
		322,225
Excess net capital		$ 1,004,502
Aggregate indebtedness		$ 4,833,382
Ratio of aggregate indebtness to net capital		364%

There were no material reconciling items per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the net capital under Rule 15c3-1.

See Independent Auditors' Report.

BIREMIS CORPORATION
Statement of Changes in Liabilities Subordinated to
Claims of General Creditors
Year Ended March 31, 2006

Schedule II

Balance, beginning of period	$	305,000
Additions		-
Balance, end of period	$	305,000

See Independent Auditors' Report.